March 26, 2025
CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: TAT Technologies Ltd. Draft Registration Statement on Form F-3

Ladies and Gentlemen:

On behalf of our client, TAT Technologies Ltd. (the "Company"), we are submitting a draft Registration Statement on Form F-3 (the "Registration Statement") via EDGAR to the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.  The Registration Statement submitted herewith relates to a shelf registration of the Company’s ordinary shares and other securities.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two business days prior to any requested effective time and date.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Steven J. Glusband at 212-238-8605 or Guy Ben Ami at 212-238-8658.

Very truly yours, /s/ Guy Ben Ami Guy Ben Ami Carter Ledyard & Milburn LLP
cc:
Tuvia Geffen Naschitz, Brandes, Amir & Co., Advocates